Compania Cervecerias Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)
	jun-30-2002	jun-30-2001	jun-30-2002	jun-30-2001	% Change
ASSETS

Cash & equivalents	70,992	70,776	103.2	102.9	0.3%
Other current assets	111,165	116,183	161.6	168.9	-4.3%
Total current assets	182,157	186,959	264.7	271.7	-2.6%

PP&E, net	335,739	344,738	488.0	501.0	-2.6%
Other assets	86,623	89,924	125.9	130.7	-3.7%

TOTAL ASSETS	604,519	621,621	878.6	903.5	-2.8%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	32,347	30,210	47.0	43.9	7.1%
Other current liabilities	44,790	51,391	65.1	74.7	-12.8%
Total current liabilities	77,137	81,601	112.1	118.6	-5.5%

Long-term debt (2)	40,059	56,579	58.2	82.2	-29.2%
Other long-term labilities	31,974	29,949	46.5	43.5	6.8%
Total long-term liabilities	72,033	86,528	104.7	125.8	-16.8%

Minority interest	39,737	39,486	57.8	57.4	0.6%

Stockholders' equity	415,611	414,007	604.0	601.7	0.4%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	604,519	621,621	878.6	903.5	-2.8%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus
other liquid assets	90,176	94,936	131.1	138.0	-5.0%

Total financial debt	72,406	86,789	105.2	126.1	-16.6%

Net debt (3)	(17,771)	(8,148)	(25.8)	(11.8)	118.1%

Liquidity ratio	2.36	2.29
Debt / Capitalization	0.14	0.16

(1) Exchange rate: US$ 1.00 = Ch$ 688.05
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets